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Exhibit 99.2

CERTIFICATIONS

In connection with the annual report of Talisman Energy Inc. (the "Company") on Form 40-F for the fiscal year ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James W. Buckee, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ JAMES W. BUCKEE
James W. Buckee President and Chief Executive Officer

DATED at Calgary, Alberta, as of March 13, 2006.

CERTIFICATIONS

In connection with the annual report of Talisman Energy Inc. (the "Company") on Form 40-F for the fiscal year ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael D. McDonald, Executive Vice-President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ MICHAEL D. MCDONALD
Michael D. McDonald Executive Vice-President, Finance and Chief Financial Officer

DATED at Calgary, Alberta, as of March 13, 2006.

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  Exhibit 99.2